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+--------+
| FORM 3 |          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                     WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

                  The Prudential Insurance Company of America
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                               Four Gateway Center
    ----------------------------------------------------------------------------
                                   (Street)

                             Newark, NJ 07102-4069
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)             May 10, 2000
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol The WMF Group, Ltd. (WMFG)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [ ] 10% Owner    [X] Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

      X   Form filed by One Reporting Person
    -----

          Form filed by More than One Reporting Person
    -----


             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------

Common stock,
 par value $.01
 per share             8,260,876                I               01 and 02
--------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

                                                                          (Over)
                                                                 SEC 1473 (3-99)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.


   ------------------
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note:  File three copies of this Form, one of which must be manually signed.

       If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the form displays a currently valid OMB Number.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
5(b)(v).

   /s/ Michael B. Jameson                           5/22/00
   -------------------------------                  --------
   **Signature of Reporting Person                     Date


  Name: Michael B. Jameson

  Title: Vice President of The Prudential Insurance Company of America.

                                                                          (Over)
                                                                 SEC 1473 (3-99)

                                    FORM 3
                              CONTINUATION SHEET



Item 1:   The Prudential Insurance Company of America

Item 2:   May 10, 2000

Item 4:   The WMF Group, Ltd. (WMFG)



                           EXPLANATION OF RESPONSE:


01: On May 10, 2000, Prudential Mortgage Capital Company, LLC, a Delaware limited liability company, entered into a Stockholders Agreement (the "Stockholders Agreement") with each of Capricorn Investors II, L.P., Capricorn Holdings, Inc., Demeter Holdings Corporation, Phemus Corporation, Commonwealth Overseas Trading Company Limited, Mohammed A. Al-Tuwaijri, J. Roderick Heller, III, John D. Reilly and Shekar Narashimhan (collectively, the "Selling Stockholders"). Under the Stockholders Agreement, the Selling Stockholders are obligated to tender to Prudential Mortgage Capital Company, LLC their shares of The WMF Group, Ltd. ("WMF") representing in total approximately 65% of the outstanding shares of WMF on a fully diluted basis.

02: Prudential Mortgage Capital Acquisition Corp. is a wholly-owned subsidiary of Prudential Mortgage Company, LLC. Prudential Mortgage Capital Company, LLC is a wholly-owned subsidiary of The Prudential Insurance Company of America.